2012

ANNUAL INFORMATION FORM

(Fiscal Year Ended March 31, 2012)

CORPORATE OFFICE

8585 Chemin Côte-de-Liesse

Saint-Laurent, Québec

June 14, 2012                                                                                                                                    Canada H4T 1G6

TABLE OF CONTENTS

1.       CORPORATE STRUCTURE OF CAE

1.1          Name, Address and Incorporation

1.2          Inter-corporate Relationships

2.       OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS

2.1          Overview

2.2          Geographic and Segment Revenues and Locations

2.3          CAE’s vision

2.4          Our strategy and value proposition

2.5          Industry Overview and Trends

2.6          Research and Development

2.7          Production and Services

2.8          Specialized Skills and Knowledge

2.9          Competition

2.10        Components

2.11        Intangible Properties

2.12        Cycles

2.13        Environmental Liabilities

2.14        Employees

2.15        Foreign Operations

3.       DESCRIPTION OF THE BUSINESS SEGMENTS

3.1          Simulation Products/Civil (“SP/C”)

3.2          Training & Services/Civil (“TS/C”)

3.3          SP/C and TS/C Market Trends and Outlook

3.4          Simulation Products/Military (“SP/M”)

3.5          Training & Services/Military (“TS/M”)

3.6          SP/M and TS/M Market Trends and Outlook

3.7          Military Contracts

3.8          New Core Markets

4.       RISK FACTORS

4.1          Risks relating to the industry

4.2          Risks relating to the Company

4.3          Risks relating to the market

5.       DIVIDENDS

6.       DESCRIPTION OF CAPITAL STRUCTURE

7.       MARKET FOR SECURITIES

7.1          Trading Price and Volume

8.       DIRECTORS AND OFFICERS

8.1          Name and Occupation

8.2          Cease Trade Orders, Bankruptcies, Penalties or Sanctions

9.       TRANSFER AGENTS AND REGISTRARS

10.          AUDIT COMMITTEE

10.1        Mandate

10.2        Membership

11.          Approval of Services

12.          ADDITIONAL INFORMATION

13.          GLOSSARY

SCHEDULE A - SUBSIDIARIES

SCHEDULE B - AUDIT COMMITTEE MANDATE

INFORMATION INCORPORATED BY REFERENCE

CAE’s Management’s Discussion and Analysis and our Consolidated Financial Statements for the year ended March 31, 2012, and the notes thereto (“Consolidated Financial Statements”) appear in the Annual Report to Shareholders for the year ended March 31, 2012 (“Annual Report”). The Consolidated Financial Statements were prepared in accordance with Part 1 of the Canadian Institute of Chartered Accountants Handbook, referred to as IFRS. The information contained in the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended March 31, 2012, and the notes thereto, is specifically incorporated by reference into this Annual Information Form (“AIF”). Any parts of the Annual Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2012 (“FY2012”) refer to the period from April 1, 2011 to March 31, 2012, references to fiscal 2011 refer to the period from April 1, 2010 to March 31, 2011, and references to fiscal 2010 refer to the period from April 1, 2009 to March 31, 2010.

This AIF contains forward-looking statements with respect to CAE and our subsidiaries based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning CAE’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ sometimes materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed in the section “Risk Factors” herein. CAE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law or regulation. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

1.             CORPORATE STRUCTURE OF CAE

1.1           Name, Address and Incorporation

On March 17, 1947 CAE Inc. (“Company”  or “CAE”) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.

CAE was continued in 1977 under the Canada Business Corporations Act (“CBCA”).   In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine.

On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., our wholly-owned subsidiary.

CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.

1.2           Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of CAE are set out in Schedule A hereto.

2.             OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS

2.1           Overview

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 25 countries. We have annual revenue exceeding $1.8 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in 40 locations worldwide where we train more than 80,000 civil and military crewmembers annually. Our main products include full-flight simulators (“FFSs”), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. We are now leveraging our simulation capabilities in new markets such as healthcare and mining.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

2.2           Geographic and Segment Revenues and Locations

CAE’s consolidated revenue from continuing operations in fiscal 2011 and 2012 was $1.631 billion and $1.821 billion, respectively, and is broken down as follows:

Revenue by Product Line (%)			Geographic Distribution of Revenue (%)
	2012	2011		2012	2011
SP/C	19	17	US	34	29
TS/C	27	28	Germany	7	8
SP/M	34	36	Other European countries	11	10
TS/M	15	17	UK	8	11
NCM	5	2	Other Asian countries	8	7
	100	100	Canada	11	13
			The Netherlands	4	4
			Australia	4	6
			China	6	5
			United Arab Emirates	3	4
			Other countries	4	3
				100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries and divisions:

Location	SP/C	SP/M	TS/C	TS/M	NC/M
Canada
Montreal, Québec	✓	✓	✓	✓	✓
Toronto, Ontario			✓
Ottawa, Ontario Sudbury, Ontario			✓	✓	✓
Halifax, Nova Scotia		✓		✓
Vancouver, British Columbia				✓
Europe
Amsterdam, The Netherlands			✓
Brussels, Belgium			✓
Burgess Hill, United Kingdom		✓	✓	✓
Budapest, Hungary		✓
Evora, Portugal			✓
Madrid, Spain			✓
RAF Base, Oxfordshire, United Kingdom				✓
Stolberg, Germany Wells, Somerset, United Kingdom		✓		✓	✓
United States
Dallas, Texas			✓
Durham, North Carolina		✓
Fort Worth, Texas			✓
Mesa, Arizona			✓
Morristown, New Jersey			✓
Orlando, Florida		✓		✓
Richardson, Texas Sarasota, Florida		✓			✓
Tampa, Florida Littleton, Colorado		✓		✓	✓
Other
Bangalore, India	✓	✓	✓	✓
Dubai, United Arab Emirates			✓
Gondia, India Johannesburg, South Africa Karaganda, Kazakhstan			✓		✓ ✓
Kuala Lumpur, Malaysia Lima, Peru			✓		✓
Melbourne, Australia New Delhi, India Nova Lima, Brazil				✓	✓ ✓
Perth, Australia			✓		✓
Rae Bareli, India			✓
Sydney, Australia		✓		✓
Sao Paolo, Brazil			✓
Santiago, Chile			✓		✓
Singapore		✓		✓
Stavanger, Norway			✓
Zhuhai, China			✓

2.3           CAE’s vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency, and provide superior decision-making capabilities.

2.4           Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have extended our capabilities into new markets of simulation‑based training and optimization solutions in healthcare and mining.

A key tenet of our strategy in our core civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new commercial aircraft. Our Simulation Products/Civil (“SP/C”) segment, which in fiscal 2012 represented 19% of our consolidated revenue, is most dependent on this more deeply cyclical market driver. As a result of our diversification efforts, the balance of our business involves mainly more stable and recurring sources of revenue like training and services as well as military simulation products and services.

In addition to diversifying our interests among customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical, and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market, and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the high growth, emerging markets. We continue to execute our growth strategy by selectively investing to meet the long-term needs of our aerospace and defence customers, investing in adjacencies within our core markets, and by investing in our new core markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities, as well as a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over the lifecycle of their operations. We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

Our core competencies and competitive advantages include:

•          World-leading modeling and simulation technology;

•          Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation;

•          Total array of training products and services solutions;

•          Broad-reaching customer intimacy;

•          Extensive global coverage and in-depth country familiarity;

•          High-brand equity;

•          Proven systems engineering and program management processes;

•          Best-in-class customer support;

•          Well established in new and emerging markets.

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We have extended our expertise in modeling and simulation beyond training into other mission‑critical areas where these technologies are used to support superior decision‑making capabilities. As well, we are now applying these capabilities to new markets, such as healthcare and mining.

Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation

We revolutionized the way aviation training is performed when we introduced our CAE SimfinityTM-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. We build upon the CAE SimfinityTM product line to develop the trainers that are used in the Airbus pilot and maintenance technician training programs. We also developed e-Learning solutions to enable pilots and technicians to train anytime and anywhere. We are using our experience gained in the development of training and learning methodologies in aerospace to bring and enhance modeling and simulation technologies to our training solutions in the healthcare and mining domains.

Total array of training products and services solutions

We offer a wide array of training products, from desktop trainers to FFSs, addressing both our civil and military customers’ training needs. With a large network of training centres, we are also a global leader in aviation training providing the complete solution to meet our customers’ training and pilot placement needs. Our civil pilot training programs span over 90 different aircraft models including business aircraft, civil helicopters and commercial airliners and provide curricula for initial, type rating, recurrent and maintenance training. Our civil pilot provisioning solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil Ab-Initio pilot training through our CAE Global Academy which is the largest network of Ab-Initio flight schools in the world, with 11 schools across the globe. With 65 years of experience in simulation, we are an industry expert in aviation training and are the industry’s training solution one-stop shop.

Broad-reaching customer intimacy

We have been in business for 65 years and have relationships with most of the world’s airlines and the governments of approximately 50 defence operators in approximately 35 countries, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their mission needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations and their ability to make superior decisions.

Extensive global coverage and in-depth country familiarity

We are globally diversified with approximately 7,500 people at more than 100 sites and training location in over 25 countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding and respect of the regulations and customs of the local market. We operate a fleet of more than 180 full‑flight and full‑mission simulators in 40 civil aviation, military and helicopter training locations worldwide to meet the wide range of operational requirements of our customers. Our fleet includes simulators for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day. We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air‑worthiness regulations are introduced.

We have a broad global footprint, which enables close, long-term relationships with our customers. Our brand not only promises leading technology, but also superior customer support. CAE has a customer sales and support organization that rivals the size of a number of our competitor’s entire organizations.

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs within schedule to help ensure that there are trained and mission-ready aircrew and combat troops around the world. This includes MH-60 and P8A simulators for the U.S. Navy; C-130J simulators for the U.S., Indian and Canadian Defence Forces; MRH90 simulators for the Australian Defence Forces, Royal Netherlands Navy and German Armed Forces; A330 Multi-Role Tanker Transport training devices for the Royal Australian Air Force (RAAF), United Arab Emirates Air Force and Royal Saudi Air Force; and M-346 jet trainer simulators for the Italian Air Force and the Republic of Singapore Air Force. These and other programs combined with our continued investment in research and development continue to strengthen our technological leadership and our management expertise to deliver complex programs that feature sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as our visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East, South America and Southeast Asia, where we have been active for several decades.

2.5           Industry Overview and Trends

The civil, military, healthcare and mining markets CAE serves are driven by factors particular to each market.

CAE believes the civil market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (“RPK”). This positive RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. Finally direct factors influence the total offering such as the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements and market demand for commercial and business air travel, which in particular is also influenced by corporate profits.

CAE believes the military market is mostly influenced by a combination of defence spending and the nature of military activity.  Demand for CAE’s military products and services are also influenced by the degree to which military forces globally lean towards the outsourcing of functions to the private sector. As well, CAE’s military business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as an alternative to live training, such as flying an actual aircraft or firing an actual weapon.

CAE believes the healthcare market is influenced by developments in treatments for healthcare issues and, in some markets, government spending.  Demand for CAE’s healthcare products and services are also influenced by the degree to which synthetic training and treatment rehearsal solutions gain market acceptance as an alternative to the present system of on-the-job learning assisted by seasoned clinicians.

CAE believes the mining market is influenced by economic cycles and GDP growth.  Demand for CAE’s mining products and services are also influenced by the need for operational efficiencies that can be addressed by CAE Mining’s solutions.

2.6           Research and Development (‘‘R&D’’)

CAE invests in software and hardware innovations that are intended to sustain our leading-edge technologies, underpin our Professional Services offerings and, in addition, complement our training services for CAE training centres and other customers.  Examples of such innovations over the past year are the:

1.     The Miskam Project, for which CAE is developing technologies to integrate multiple sensors on an Unmanned Aerial Vehicle (UAV) platform.  A partnership with Aeronautics, a leading Israeli UAV OEM, was implemented to give CAE access to one of the few medium-altitude long-endurance UAV platforms currently in development.  A center for operations was established in Alma, Canada. CAE’s expertise in sensors, in particular, in data fusion and analysis, is integrated as a unique value proposition with potential for a very broad customer base ranging from Mining companies to Military national security agencies.

2.     The MAD XR Project.  For the last 40 years, CAE has been a world-leading manufacturer of high-end Magnetic Anomaly Detection (MAD) sensors.  These systems are used for anti-submarine warfare by Military forces around the world.  Following a 2-year intensive development program, CAE has now introduced a modernized and miniaturized version of its MAD sensor.  This re-engineered and differentiated product will not only address expansion in CAE’s traditional flight market, as the product can now be considered for helicopter platforms, but the smaller size allows for the pursuit of adjacent markets that will allow CAE to bring high-end magnetic detection and mapping into new core markets such as mining.

3.     A fully electric (motion, vibration and control loading) 3000 Series Level D certifiable Full Flight Simulator (FFS).  Light helicopter flight training is a key business segment.  CAE has continued to find innovative ways of achieving cost reduction without sacrificing fidelity in the development of its 3000 Series helicopter training product family by introducing an all-electric platform that includes motion and vibration cueing.  These simulators include CAE’s world-leading flight modeling software for rotorcraft, CAE’s high-fidelity visual system providing the industry’s largest field-of-view, and the option for a synthetic environment to perform mission training such as under-slung load operations.

4.     Dynamic Synthetic Environment (DSE) technologies underpinned by Common Environment/Common Database (CE/CDB).  Complex, simulated synthetic environments are the cornerstone of military mission training solutions.  The DSE portfolio includes, amongst other things such as visualization technologies, two leading-edge synthetic environment products: STRIVE Computer Generated Forces (CGF) and PRESAGIS’ STAGE.   Technology developments in this last year have contributed to a leap forward in the capabilities of these two products.  The introduction of dynamic updates of the terrain in real-time stemming from the synthetic environment itself or from real-world inputs is a powerful CAE market discriminator.

5.     The UAV Mission Training Product.  CAE has developed an Unmanned Aerial Vehicle Mission Training product that can provide for a comprehensive mission crew team training in a joint-operations scenario.  CAE brings substantial expertise in order to interlink several simulations - sensors, flight, weapons, communications - in a single synthetic training scenario to provide a product which enables complete and seamless team training for UAV operations crews .

6.     The 3-Dimensional Virtual Aircraft Maintenance Technician Training product (3-D VMT).  CAE has developed a 3-D “walk-around” with dynamic aircraft system simulation interaction for the aerospace technicians training sector.   This device provides apprentice aircraft technicians with a comprehensive interactive learning experience that augments reality and includes the capability to “deep dive” into system schematics and line replaceable unit (LRU) cross-sections.  This training system is designed to utilize aerospace industry standard computer-aided design formats and applications such as CATIA drawings as inputs to create content.    The launch customer is Airbus and it will be used for its A400M program.

7.     Technical collaborations with Aviation Industry Corporation of China (AVIC), Mitsubishi, and Bombardier using CAE Augmented Engineering Environment (“AEE”) in support of their current aircraft development programs.  CAE’s simulation expertise has been recognized once again. This year three aircraft OEMs have used the CAE AEE tools and services for their development activities.  One achievement, a first in the aerospace industry, is the CAE/Mitsubishi dynamic engine test rig.  This aircraft-level test rig is the result of successful integration of an independent engine supplier’s test rig and an independent avionic supplier’s test rig.

8.     The Mining Vehicle Operator Training Simulator.  This newly introduced product creates a foundation for the introduction of a new generation of mining vehicle training simulators.  Key technological elements of this simulator include a simulation framework for articulated ground vehicles, an industry-leading dynamic ground/soil model, a special motion platform, and a synthetic environment which enables several vehicles to interact as they would, for example, in the excavation and operation of a pit mine. The first vehicle, an electric shovel trainer, was launched this year and is the first in the Mining Vehicle Operator Trainer family.  It incorporates this leading-edge simulation platform.

9.     The healthcare patient simulator CAE Caesar.  CAE has developed a simulation-powered training mannequin for the Healthcare sector.  The mannequin is uniquely ruggedized for use outdoors and with features specifically incorporated to address military emergency response and paramedical training.  These new design features incorporate a number of innovations for which patents are pending.

10.   The Airbus 350 Full Flight Simulator.  Airbus’ A350 is the latest aircraft platform design and features sophisticated software content and highly complex levels of aircraft systems integration.  Once again, Airbus has chosen CAE to develop the simulator for this new platform.  As is customary, the simulator will be delivered in advance of the completion of the actual aircraft.  The A350 FFS pushes the technological boundaries of the simulation industry in its design. CAE’s unique computing solutions and its proprietary middleware infrastructure are high-level computational programs that will define the simulation industry of tomorrow.

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, CAE has a long-standing commitment to performing R&D. Each business segment is encouraged to apply R&D across the whole spectrum of its operations, from product development to production processes and techniques.

An integral part of CAE’s R&D strategy is to participate with universities and government agencies in North America, Europe and Asia in specific research projects. While development is the first priority, applied research is also vitally important to CAE’s future. In addition to the basic internal R&D, R&D may also be carried out in execution of customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also valuable and may be reapplied by CAE in a broader sense.

On March 31, 2009, CAE announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our current modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. The Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (“SADI”), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. The participation from the Government of Canada is unconditionally repayable and will be accounted for as a long-term obligation repayable over 15 years. The repayments will begin only after Project Falcon is completed.

During FY2010, we announced that we will invest up to $274 million in Project Genèse/Or/ Courant (a project targeting growth in CAE’s New Core Markets).  It is an R&D program extending over seven years in collaboration with Investissement Québec (IQ). The aim is to leverage our modeling, simulation technologies and training services expertise into the new markets of healthcare, mining and energy. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through IQ and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

2.7           Production and Services

Production

CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa & Sarasota, U.S.; Burgess Hill, U.K.; Bangalore, India; and Stolberg, Germany.

The manufacturing process for CAE Full Flight simulators is complex, involving the coordination of more than 200,000 parts and millions of lines of software code. The manufacture of a simulator includes six major stages: design, manufacture and assembly, integration & testing, shipping, site installation and final qualification on site. Military, by virtue of their tactical mission rehearsal, are more complex and unique than civil simulators, and therefore may take more time to design, manufacture and test.

Manufacturing is organized into 10 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables, cabinets, aircraft instruments and avionics), and mechanical (sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly).  Each cell has its own planning, methodizing and set of specific products to deliver, which establishes clear accountability for manufacturing performance.

Most of our manufacturing and integration activities for civil and military simulation systems are conducted at CAE’s facilities in Montreal, with some integration and update related work also being conducted at the Tampa, Burgess Hill, Bangalore, Australia, and Stolberg sites. The Tampa facility conducts military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts.

Services

CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE provides training and services from more than 40 locations across South America, North America, Europe, the Middle East, India, China, Russia and Southeast Asia.

These locations include Type Rating Training Organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots as part of the CAE Global Academy initiative; and several locations from which CAE offers technical support services to aviation training centres.

CAE’s courseware development is conducted in our Canadian, U.S. and Indian facilities, and CAE’s flight data solutions, offered through CAE Flightscape, are offered from Canada.

CAE provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities.  Military and civil upgrade services are not restricted to CAE products; CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders.  CAE believes that our service business provides opportunities to influence the upgrade of installed FFSs while providing valuable insights into customer training needs.

CAE’s Professional Services team provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE Professional Services offers clients a range of services and subject matter expertise, including human factors and human system integration, capability based planning, advanced synthetic environments, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (“C4ISR”) and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.

2.8           Specialized Skills and Knowledge

CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train our staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots.  Although CAE has not experienced material difficulty in recruiting appropriate staff to carry out our manufacturing, training and development work, we are starting to compete with some adjacent industries for the best talent.  Recognizing that engineering talent is at the center of the company innovation capability, CAE has developed an industry unique engineering career framework that will benefit the talent pipeline within the CAE engineering community.

2.9           Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us with respect to training, update and maintenance services related to Boeing aircraft simulators. Boeing has a licencing model for new Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

Some OEMs may be interested in deepening their services offered to their customers for training services. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator based on that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. Some OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, sometimes being able to replicate aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for some OEMs. To mitigate the foregoing risks, we work on value-added business propositions to various OEMs. We have recently, as announced in fiscal 2012, extended our business relationships with OEMs such as Augusta Westland, Bombardier, Bell Helicopter and others. We also regularly work with other OEMs on business opportunities related to equipment and training services. We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Periods of economic recession or credit constraints for civil market products lead to heightened competition for each available civil aircraft simulator sale. This in turn leads to a reduction in profit on sales won during that period. Should such conditions occur, we could experience further price and margin erosion.

The markets in which we sell our products are highly competitive. Certain competitors are also CAE’s customers, partners and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar amount of the anticipated award.  We believe that we compete on the basis of:

•          Quality, performance and flexibility of our products and services;

•          Reputation for prompt and responsive contract performance;

•          Accumulated technical knowledge, intellectual property and expertise;

•          Strong after sales support;

•          Flexibility of product/service offerings being susceptible to tailor-made customer solutions;

•          Breadth of product line; and

•          Price.

CAE’s future success will depend in large part upon our ability to improve existing product lines, develop new products and technologies in the same or related fields, improve delivery intervals and reduce the costs we incur in producing our products and services.

CAE’s major competitors in the military simulation and training market include Lockheed Martin, L-3 Communications Link Simulation and Training, Thales, Boeing, Rockwell Collins, Indra Systems, BAE Systems, Flight Safety International, SAIC, Raytheon, General Dynamics, Cubic, Elbit, Eurocopter, AgustaWestland and Rheinmetall Defence Electronics.  Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE’s major competitors in the civil simulation equipment market include Rockwell Collins, Lockheed Martin, Flight Safety International, L-3 Communications Link Simulation and Training, and smaller players such as Mechtronix Systems, Opinicus and Indra. Some of these competitors are low-cost providers with a limited product portfolio which only addresses a subset of the overall market, while others offer a broader product portfolio. CAE’s major competitors in civil pilot training include Flight Safety International, Boeing Training and Flight Services, Lufthansa Flight Training and PanAm International Flight Academy.

2.10        Components

CAE deals with a variety of goods and services suppliers across our business segments.  Although we are not overly dependent on any single supplier for any key manufacturing components or services, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to us by third parties.  Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate.  CAE cannot guarantee that we will be able to obtain such data on reasonable terms, or at all.  Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact CAE’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, decommissioned or surplus aircrafts as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new/prototype aircraft types or those out of production.  The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

2.11        Intangible Properties

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

CAE owns certain patents and has filed applications in respect of additional patents. CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Industry Canada and IQ restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation, CAE believes that the CAE brand and some of our trademarked products have value in the markets we address.

2.12        Cycles

The SP/M and TS/M segments sell to government customers such that there is no evident cycle to the intake of orders, but such order levels may vary significantly from quarter to quarter because of the irregular timing of government orders.

The SP/C segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions.

The TS/C segment’s flight training services do experience an element of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.  TS/C is also affected by the longer wave cycles of the commercial airline industry, though not to the same degree as SP/C.

The Mining segment is primarily tied to operational budgets of mining companies but can be subject to the cyclicality of the mining industry’s commodity prices, given its link to general economic conditions. Seasonality is not a major factor other than the normal budgeting cycles. Healthcare is subject to the irregular timing of government/military orders.

2.13        Environmental Liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

CAE believes our current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on CAE’s capital expenditures, earnings or competitive position.

CAE operations include, and past operations and those of some past operators at some of CAE’s sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to health and safety and environmental laws and regulations in the various countries in which CAE operates or has operated.

2.14        Employees

CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as Kaizen and its Annual Leadership Development Process (ALDP). The company invests in its employees through technical and leadership training, as well as developmental career moves.

CAE employs approximately 7,234 employees, of these 1,232 are unionized and covered by 19 different collective agreements all over the world. The Company maintains constructive relationships with its unions, and strives to achieve mutually beneficial relationships while maintaining cost competitiveness. CAE’s most significant collective agreement is with the Communications, Energy and Paperworks Union of Canada at its Montreal site covering 565 employees, with an expiry date of June 19, 2013.

2.15        Foreign Operations

For the fiscal year ended March 31, 2012, sales to customers outside Canada accounted for nearly 90% of CAE’s revenue such that CAE is very dependent upon foreign sales and operations. CAE expects that sales outside Canada will continue to account for most of its revenue for the foreseeable future.

CAE’s physical presence in countries such as the U.S., Germany, Australia, India, Singapore and the U.K. has enabled us to develop strong relationships and a good reputation with governments and other defence contractors who are important decision makers regarding defence contracts.

As a result, CAE is subject to risks of doing business internationally, including:

•          Currency fluctuations;

•          Changes to regulatory requirements;

•          Changes to domestic and foreign government policies, including requirements to spend a portion of program funds locally and governmental industrial cooperation requirements;

•          The complexity and necessity of using foreign representatives and consultants;

•          Imposition of tariffs or embargoes, export controls, including U.S., Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells our products or services;

•          The challenge of managing and operating an enterprise spread over various countries;

•          Compliance with a variety of foreign laws; and

•          General economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect CAE’s operations in the future.

3.             DESCRIPTION OF THE BUSINESS SEGMENTS

3.1           Simulation Products/Civil (“SP/C”)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and more recently we have developed or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85 and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates and upgrades, maintenance services, sales of spare parts and simulator relocations.

CAE builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream, Hawker Beechcraft and Raytheon. CAE also builds simulators for civil helicopters, including AgustaWestland, Bell Helicopter, Eurocopter and Sikorsky models. Since our inception, CAE has taken orders for and delivered more than 900 FFSs and training devices from approximately 125 commercial airlines, aircraft manufacturers and third-party training centres in 50 countries. With nearly 65 years of experience in designing and manufacturing FFSs and other flight training devices, CAE has established long‑standing relationships with leading commercial airlines throughout the world.

CAE plans to maintain a leadership position in civil simulation systems by anticipating future customer needs through both our own training experience and trusted relationships with equipment customers, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to lower costs and shorten delivery cycles. CAE continues to improve on its lead-time, cost, quality and reputation for performance through operational improvements and R&D programs. SP/C is focused on substantially reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in CAE’s own global network of training centres.

CAE’s capabilities in simulation-based interactive learning, including our leading-edge CAE SimfinityTM system, also complement our traditional strength in FFSs and flight training devices (“FTD”). Combined with a growing network of training centres, this complete suite of simulation-based equipment and training products enables CAE to offer airlines and business jet operators a complete range of training solutions.

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training.  Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today’s most sophisticated civil flight simulators are rated Level D by the FAA or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, customer support, delivery, supplier reputation, price and life cycle costs. Typical list prices for civil flight simulation equipment can range from up to US$1 million for sophisticated procedure trainers, from US$2 to US$5 million for an FTD and from US$8 to US$16 million for an FFS, assuming that OEM-supplied data, parts and equipment are included.

CAE’s SP/C segment continues to lead the civil market in the sale of FFSs with more than 70% market share of competed civil sales. SP/C continues to invest in technology to improve our product offering in terms of cost, schedule, performance, and additional features that enhance safety and efficiency.  Over the past year, CAE’s SP/C segment has continued demonstrating our industry leadership, as evidenced by:

•          Continued customer selection of CAE’s Augmented Engineering Environment™ is a suite of products and services including a hardware and software integration testbed that can be tailored to meet the aircraft development requirements of any OEM.

•          Successful demonstration of breakthrough evidence-based training, introducing the notion of operations quality assurance in the context of simulation based training on a CAE simulator under a contract with the US Department of Defence.

•          Extension of our industry leading service and support practice with a long-term support agreement for simulators, including the planning of scheduled and unscheduled maintenance and technology updates.

•          Introduction of CAE’s third generation Tropos-6000 Visual system.

CAE’s SP/C segment total order intake in FY2012 was $398.7 million, including the capture of 37 FFSs competed orders during the period.

3.2           Training & Services/Civil (“TS/C”)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 171 FFSs and provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (“FTOs”) and third-party locations. Among our thousands of customers, we have strategic relationships, partnerships and joint ventures with more than 20 major airlines, aircraft operators and OEMs around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Global Academy is the world’s largest network of ab initio FTO, with a capacity for training up to 1,800 pilot cadets annually. We also offer our global base of airline customers a long-term solution to pilot recruitment with pilot sourcing services.We make selective investments to add new revenue simulator equivalent units (“RSEU”) to our network to maintain our position, increase our market share, and address new market opportunities.

CAE continues to expand our global network of strategically located training centres. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some or all of the training of their pilots and other crew members using either our training instructors or their own.  CAE’s training centres are also used by corporate aviation customers who tend to use third-party training centres as their primary source for simulation training.

TS/C is continually looking for ways to deliver more value to our customers throughout CAE’s global network of training centres.  For example, TS/C is continually developing new courseware and related training services to encourage customers to migrate from renting time on a CAE simulator (dry training) to accepting the training and curriculum provided by CAE instructors (wet training).  TS/C is also continuously looking at ways to ensure we are delivering the most cost-effective and competitive training service in the marketplace. This includes optimization of our network of RSEUs, which can include the sale, upgrade, relocation, retirement, or introduction of simulators.

Training services is the largest and fastest growing market segment within the flight simulation industry.  The training services market consists of sales of training equipment and the provision of facilities, tools, aircraft–specific pilot and maintenance training programs and courseware. Training is provided to pilots and technicians from commercial and regional airlines, business aircraft operators, and general aviation aircraft and helicopter operators. Today, approximately half of all training capacity around the world is owned and operated by large commercial airlines to provide training for their own pilots. Most of these training facilities are located within North America and Europe. Commercial airlines also rely on independent training providers to supplement their training programs. Smaller operators have traditionally outsourced their training to independent training providers or to the aircraft manufacturers.  Most aircraft manufacturers are partnering with third-party training providers in order to expand their training infrastructure across the world, while some such as Boeing have developed an in-house training division.

With the exception of fractional operators, the vast majority of business aircraft operators have very small fleets.  As a result, these operators receive their entire training from aircraft manufacturers or independent training providers.

TS/C has continued to invest in training and services for pilots, aircraft maintenance technicians and cabin crew members. We have also leveraged our core competencies and now provide a wider range of training and services. CAE remains dedicated to serving all segments of aviation on a global scale, and this includes expanding our business training platforms within our five training hubs for business aircraft operators located in Europe, Middle East and the U.S. and by propelling our pilot and training services into emerging markets.

In addition to acquisitions, CAE’s expanding presence in civil flight training and services has been accelerated during the last fiscal year as follows:

Commercial Aviation Training

•          We signed five joint venture agreements with partners in Asia and the Middle East to establish new training centres, including: the Asian Aviation Centre of Excellence with AirAsia in Kuala Lumpur, Malaysia; a pilot and maintenance training centre with IndiGo Airlines parent InterGlobe Enterprises in Delhi, India’s National Capital Region; an airline-focused training centre with Emirates Group in the Silicon Oasis area of Dubai, UAE, including flydubai as the anchor customer; a training centre in Japan with Mitsui & Co. for the new Mitsubishi Regional Jet, part of a comprehensive 10-year exclusive training provider solution for the MRJ; and the Philippine Academy for Aviation near Manila with Cebu Pacific Air.

•          We announced eight additional new commercial aircraft training locations and two facility expansions, including Barcelona, Spain, with anchor customer Vueling Airlines; Johannesburg, South Africa, in collaboration with South African Airways; a second training centre in São Paulo, Brazil, near the Congonhas Airport and close to the headquarters of anchor customer TAM Airlines; a new training facility for Virgin America Airlines in San Francisco USA; a partnership with Czech Airlines in Prague, Czech Republic; placement of simulators at training locations in Vilnius, Lithuania, Palma de Mallorca, Spain, and Beijing, China; plus expansions of CAE facilities in São Paulo and Santiago, Chile.

•          We signed a five-year contract with AirAsia through which CAE will train more than 200 additional new AirAsia A320 First Officers in a competency-based Multi-crew Pilot License (MPL) program to be conducted at training locations in Malaysia.

Business Aviation Training

•          We announced that we will increase our global business aviation training network to 10 locations by 2013 with the addition of training locations in Melbourne, Australia (King Air 350 ProLine 21); São Paulo, Brazil (Phenom 100 and 300), and Shanghai, China (Gulfstream 450 and 550). We also announced plans to deploy Global Express and Falcon 7X training in Asia.

•          In January we opened Mexico’s first business jet and civil helicopter simulator-based training centre in Toluca, near Mexico City, with Bell 412 helicopter and Learjet 40/45 full-flight simulators qualified to Level D-equivalent standards by Mexico’s Direccion General de Aeronautic Civil.

•          We introduced the CAE Virtual Ground School, the first web-based regulated recurrent training program for business aircraft pilots to receive approval from the FAA, reinforcing our position as a training innovator.

•          Our training organization worldwide passed the rigorous requirements of Dassault Aviation’s Falcon Training Policy Manual quality system audit. This is the highest level attainable by a flight training organization.

Helicopter Aviation Training

•          We announced that we will deploy three new simulation-based training programs for helicopter pilots and maintenance engineers, including Sikorsky S-92 training (including search-and-rescue training capability) in Stavanger, Norway and São Paulo, Brazil, and Eurocopter EC-225 training in São Paulo.

Flight Data Services

•          A partnership of CAE Flightscape and RUAG Aviation was selected by Dassault as the authorized provider of Flight Data Monitoring Services for all new production and in-service Falcon aircraft.

3.3           SP/C and TS/C Market Trends and Outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (“GDP”). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate, which is of particular interest to us given our leadership position in these regions. The U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs, to commercial aircraft manufacturers increasing their production rates and to the announcement of new aircraft programs.

In business aviation, aircraft orders and utilization are primarily driven by corporate profitability and by general economic conditions. U.S.‑operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. The business aviation industry remains cautiously optimistic, and while some market uncertainty persists, the number of business jet flights rose 2% in 2011 compared with 2010, according to the U.S. Federal Aviation Administration (FAA).

Major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs which are an indication of their long-term confidence in the demand for business aircraft travel. Globally, we continue to see a steady increase in demand for large‑cabin business jets, while demand for mid‑sized and small-cabin jets remains stable at low levels.

In the SP/C segment, the level of market activity has improved in the current fiscal year. We maintained our leadership position with 37 FFS unit sales in fiscal 2012.

The following secular trends form the basis of our Civil market investment hypothesis:

•          Expected long-term growth in air travel;

•          Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

•          Aircraft backlogs;

•          More efficient and more technologically advanced aircraft platforms;

•          Aircraft re-fleeting by legacy airlines;

•          Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2011, passenger traffic increased by 5.9% compared to calendar 2010, while freight-tonne-kilometres remained stable over the same period with a modest 0.7% decrease compared to calendar 2010. For the first three months of calendar 2012, passenger traffic increased by 7.4% compared to the first three months of calendar 2011, while freight-tonne-kilometres remained stable, decreasing by 0.7% over the same period. Over the past 20 years, air travel has grown at an average rate of 4.8% and this is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Africa, China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth regions for several decades and are positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

In calendar 2011, commercial aircraft OEMs Boeing and Airbus received 2,224 net orders for new aircraft (firm orders minus cancellations), compared to 1,104 net orders in calendar 2010. Net aircraft orders for Boeing and Airbus were 502 for the three-month period ending March 31, 2012, and they continue to work through record backlog levels of more than 8,000 aircraft, which should help generate opportunities for our full portfolio of training products and services. In calendar 2011, Boeing and Airbus reported a total of 1,011 airplane deliveries, compared to 972 deliveries in calendar 2010. For the three-month period ending March 31, 2012, commercial airplane deliveries for Boeing and Airbus were 268. Airbus and Boeing have announced a succession of upcoming significant production increases of key models such as the Airbus A320-family and A330, and Boeing’s B737NG and B777. Higher aircraft deliveries should translate into higher demand for training products and services.

More efficient and more technologically advanced aircraft platforms

Airlines demand more efficient aircraft

Commercial aircraft OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, the Airbus A350 XWB and A320neo, the Mitsubishi MRJ, the COMAC ARJ21, Russia’s UAC SSJ100 and the Bombardier CSeries. The demand for these new, more efficient platforms is driven by high fuel prices, and, as fuel accounts for a significant portion of an airline’s operating costs, airlines are actively seeking ways to reduce this cost.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 85, the Global 7000 and 8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2, Longitude and Latitude models.

These more efficient and more technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to position ourselves for future opportunities. In recent years, we have signed contracts with Bombardier for the CSeries aircraft, with ATR for the new ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the new MRJ, and with Airbus for the A350 XWB to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Aircraft re-fleeting by legacy airlines

Legacy airlines have been taking steps to renew their aging aircraft fleets. The recent order activity in the U.S. from Boeing and Airbus, for example from customers such as American Airlines, Southwest Airlines and Delta Airlines, highlights the potential for greater penetration of new generation of aircraft in the U.S. air transportation system.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In emerging markets such as China, India, the Middle East, South America and Southeast Asia, long-term air traffic growth is outpacing the growth in mature markets and this trend is expected to continue.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop Ab-Initio students into First Officers for modern aircraft. We launched the CAE MPL course in fiscal 2010 and graduates of our MPL program are now flying. In fiscal 2012, we signed the world’s first long-term commitment to MPL by a major airline with Air Asia. If the MPL process continues to be adopted and gains momentum in emerging markets like China, India, Southeast Asia, Eastern Europe and the Middle East where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

3.4           Simulation Products/Military (“SP/M”)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

CAE military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Forward Looking Infra Red and radar sensors.   The use of the CAE Medallion visual system for the prestigious Eurofighter Aircrew Synthetic Training Aids program, as well as the Turkish Air Force’s F-16 and trainer aircraft flight simulators solidly establishes the CAE Medallion visual system as a premier image generator for fast jet simulation applications.  The CAE Medallion image generator is also well established for demanding low-level rotary-wing applications, as evidenced by its use on A/MH-6, MH-47, and MH-60 combat mission simulators for the U.S. Special Operations Forces 160th SOAR(A), as well as the German Army selecting the CAE Medallion visual system for a major upgrade on all 12 helicopter simulators located at the German Army Aviation School in Bückeburg.

CAE has provided simulators for a wide range of aircraft and has designed training systems for the greatest variety of helicopters.  CAE has established a leading position in Europe in the supply of army command and staff training systems, by supplying such systems to the military forces of Germany, Austria, Italy, Norway, Finland, Lithuania, and Ireland.  CAE is continuing to expand its land vehicle simulation and training expertise with the development of driver and gunnery simulators for tanks and armoured fighting vehicles, in addition to supplying the U.S. Army with comprehensive maintenance training systems for a range of its land vehicles.

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (“FMS”); we perform updates and upgrades to simulators; we provide maintenance and in-service support solutions; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modeling and simulation software solutions to OEMs, government agencies and defence forces.

Our strategy in the defence market has been to globalize and diversify our military business. There are pressures on many traditional defence budgets around the world, while some regions such as India and the Middle East are planning growth in defence expenditures. In becoming globally diversified, our interests across a broad range of national markets and related defence budgets we believe provides us with a more resilient and predictable stream of military business. We are a leading supplier of modeling, simulation and training solutions and have a significant local presence in key defence markets. Through the successful execution of our strategy, we have seen tangible and positive results from our efforts.  While there may be some delays and cuts to programs that could have some impact, we are encouraged by the global trend of militaries increasing their use of simulation, which gives us long‑term confidence that simulation-based solutions will be well-placed to address some of the budget challenges facing the defence establishment.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

We believe we can capitalize on the experience, expertise and increased visibility with military customers that we have gained from winning and performing significant contracts.  CAE intends to continue to foster partnerships with key original equipment manufacturers and prime contractors.  For example, Alenia Aermacchi has selected CAE as its preferred full-mission simulator supplier for the M-346 advanced lead-in fighter trainer aircraft and we are delivering M-346 training systems to Italy and Singapore as well as supporting other sales campaigns globally for this aircraft.  CAE is Lockheed Martin’s exclusive provider of C-130J training systems and services, an aircraft platform that continues to experience strong demand from global militaries.  CAE continues to expand its relationships with unmanned aerial system (UAS) OEMs to develop comprehensive mission training and in-service support solutions.  CAE formed a joint venture with India’s Hindustan Aeronautics Limited (“HAL”) called the Helicopter Academy to Train by Simulation of Flying (“HATSOFF”), which is now operating a helicopter training centre in Bengalaru, India. CAE is part of a group of companies led by Lockheed Martin and Sikorsky called “Team Seahawk” to offer the MH-60S/R maritime helicopter and related training solutions to global navies.

During FY2012, CAE has experienced numerous successes in the SP/M segment, including the following:

Prime contractor Lockheed Martin awarded CAE contracts to design and manufacture a total of eight C-130J weapon systems trainers and a range of other C-130J training devices for the United States Air Force as part of the C-130J Maintenance and Aircrew Training System program.

Prime contractor Boeing awarded CAE contracts to design and manufacture six P-8A operational flight trainers for the United States Navy.  CAE has now delivered or is under contract to deliver a total of 10 P-8A simulators as well as additional P-8A desktop training devices as the U.S. Navy introduces the new P-8A to the fleet.

CAE won numerous contracts to perform upgrades on existing simulators and training devices, including the German Air Force Tornado simulators, Canadian Forces CC-130H and CH-146 simulators, and U.S. Air Force KC-135 operational flight trainers.

The U.S. Navy awarded CAE a contract to develop two Undergraduate Military Flight Officer multi-crew simulators to provide student flight officers with the knowledge and skills required to function in a joint, network-centric warfare environment.

CAE won several contracts to design and manufacture CAE 3000 Series AW139 full-flight simulators, including one for the Mubadala/Abu Dhabi Aviation joint venture that will be deployed to the Middle East and another for Airod to be deployed to Malaysia.  CAE will also provide maintenance services and support on the AW139 simulator in Malaysia.

CAE remains committed to introducing new simulation products that enhance our reputation as a technology leader.  A strategic priority for CAE is to continue to bring innovative products and simulation-based solutions to market.  For example, the CAE-developed CDB, originally developed for the United States Special Operations Command, has now been adopted by defence forces including the German Army, Turkish Air Force and Royal Canadian Air Force.  The bottom line result is that with the CDB, the creation, modification and correlation of run-time databases is much faster, which makes using simulation for mission rehearsal exercises a real possibility.  With the CDB as the foundation for CAE’s Dynamic Synthetic Environment developments, military users will be able to extend the use of simulation and rehearse for missions in real-time, ultimately helping military forces prepare more cost-effectively and leave less room for surprise outcomes.

Presagis (comprised of Presagis Canada Inc., Presagis USA Inc. and Presagis Europe (S.A.)) was formed in fiscal 2008 following CAE's acquisition of three companies: Engenuity Technologies, MultiGen-Paradigm and TERREX.  Presagis is a global leader providing commercial-off-the-shelf (COTS) modeling, simulation and embedded graphics solutions to the aerospace and defence markets, and is the only developer to deliver a unified COTS software portfolio based on open-standards. Presagis combines cutting-edge technology with innovative services to help customers streamline workflow, reduce project risks, create detailed models and complex simulations, in addition to developing DO-178B certifiable applications.

The military simulation equipment market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to improve our lead-time, cost, quality and reputation for performance through continued operational improvements and R&D programs.

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios.  Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training and mission rehearsal goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters, transports, tankers and maritime patrol aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their combat skills in a safe, cost-effective and realistic range of environments. The U.S. Air Force estimates that one hour in a simulator costs less than six minutes in an actual aircraft.   The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. With the increasing complexity of land systems equipment, including integrated C4ISR and sophisticated weapon systems, combined with defence forces facing budget pressures, there is a growing tendency toward an increased use of synthetic training for tanks and armoured fighting vehicles.  This helps save wear and tear on the vehicle, reduces live firing and track miles, and allows militaries to devote systems to operational requirements.

3.5           Training & Services/Military (“TS/M”)

Supplies turnkey training services, support services, systems maintenance and modeling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the KC-30A multi role tanker transport program for the RAAF, and the KC-135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional services and in-service support solutions.

CAE provides maintenance support for most of the Canadian Forces flight simulators and continues to provide maintenance services for most of the flight simulators operated by the German Army, Air Force and Navy. At the Germany Army Aviation School in Bückeburg, CAE provides comprehensive training and support services.  In Australia, under the Management and Support of Australian Defence Forces Aerospace Simulators (MSAAS) contract, CAE provides engineering and maintenance services on most of the ADF’s flight simulators.  In the U.S., CAE provides a range of services across a wide number of bases, such as the U.S. Air Force’s C-130 schoolhouse at Little Rock Air Force Base.  CAE also provides a range of support services to facilities in the U.K., the Netherlands and Italy, as well as mission software and in-service support for Canada’s CF-18 fighter aircraft.

During FY2012, CAE has experienced numerous successes in the TS/M segment, including the following:

CAE and the Ministry of Finance of Brunei Darussalam agreed to establish a venture company, owned 60 percent by CAE and 40 percent by the Brunei Ministry of Finance, to develop and operate the CAE Brunei Multi-Purpose Training Centre (“MPTC”).  The MPTC signed long-term training services contracts to provide Sikorsky S-70i Black Hawk helicopter, Pilatus PC-7, and Sikorsky S-92 helicopter training.

Rotorsim, the consortium owned equally by CAE and AgustaWestland, announced that AW189 helicopter training will start at Rotorsim’s training centre in Sesto Calende, Italy in 2013.  During FY2012, Rotorsim also inaugurated NH90 helicopter training for the Netherlands Ministry of Defence, Royal Norwegian Air Force and Royal New Zealand Air Force.

CAE USA continued to provide KC-135 tanker aircrew training to the United States Air Force, and expanded the program with the introduction of boom operator training at McConnell Air Force Base in Kansas.  During FY2012, CAE USA also relocated KC-135 training from Grand Forks AFB in North Dakota to a new training facility at Hickam AFB in Hawaii.

The TS/M group experiences steady business revenue from our long-term training services and support services contracts.

Given finite defence budgets and resources, governments and defence forces are increasingly scrutinizing their expenditures. Outsourced or privatized training service delivery has demonstrated benefits such as cost-effectiveness, accelerated training delivery and allowing uniformed military personnel to focus on operational commitments.  CAE continues to see a growing willingness from defence forces to use synthetic training to meet more and more of their training requirements, as well as increasing demand to use simulation for mission rehearsal.  While synthetic training will never completely replace live combat training, TS/M sees more militaries increasing the number of synthetic training hours as a complement to live training.

Governments show an ever-increasing interest in the efficiencies and service enhancement potential of outsourcing aspects of their military training and support services to the private sector. The openness of national markets to international entrants is always an issue, particularly in the sensitive field of national security. However, many countries have outsourced military training and support services and have permitted foreign-controlled entities to deliver such services. The multinational approach adopted by some governments to equipment development and procurement has facilitated this evolution in the market for military services.

The industry has responded to this trend by adapting to a greater degree of cooperation in product and service development and provisioning. However, competition remains very vibrant, subject to national security constraints in certain markets.

Traditionally, modeling and simulation has been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world.  CAE also sees significant growth in taking the simulation out of the simulator and applying simulation across the program lifecycle, including support for analysis and operations.  To address these market opportunities, CAE has a Professional Services business unit.  The same modeling and simulation approaches and technologies can be used to support analysis, training, and operations.  For example, synthetic environments can be developed to support research and development programs and be re-used and refined throughout the program lifecycle, supporting system design and testing, creating the training environments to prepare personnel to use those new systems, and providing the decision support tools necessary to support mission planning in operations.

3.6           SP/M and TS/M Market Trends and Outlook

We continue to see a good number of opportunities globally for our modeling and simulation-based solutions. However, in mature markets such as the United States and Europe, we are experiencing longer and delayed procurement processes which are impacting the timing of contract awards. While the United States and Europe address budget challenges, we are seeing increased opportunities originating from regions with growing defence  budgets, like Asia and the Middle East, where CAE has an established and growing presence. While the short-term uncertainty brings near-term challenges, the expectation within the defence establishment is that more and more training will be simulation-based in the future. We have begun to see this trend result in program awards. For example, the U.S. Air Force C-130J program and U.S. Navy P-8A program are both acquiring additional simulators and training devices as more of the training curriculum is planned to be conducted in the synthetic environment.

Three important factors help to distinguish our defence business. First, we have a uniquely global position that gives us balance and diversity across the world’s defence market. Second, we have a strong, experienced position on aircraft platforms that are expected to have a long program life. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain troops’ readiness.

Global position

CAE’s military business has, since its inception, been globally diversified as the majority of global defence expenditures have been outside the Canadian domestic market. Approximately 1/3 of our business comes from the U.S., 1/3 from Europe and 1/3 from the rest of the world. We are currently working from a solid backlog and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Nations, such as Germany and the U.K., are in the process of reducing their force structures, which will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Yet at the same time, emerging markets such as India, other Asian countries and the Middle East are planning growth in defence expenditures and we are well positioned in these regions. Since our interests span across a broad range of more than 50 defence operators in approximately 35 countries, our military business is diversified across markets experiencing various rates of defence expenditure.

Platform position

We have made a conscious effort over the last several years to position the company on aircraft platforms that we believe have long program lives ahead of them. We are mainly involved with the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with simulation and training solutions on a range of these type of military platforms. These aircraft segments specifically include the C-130J transport aircraft, the P-8A Poseidon and P‑3C Orion maritime patrol aircraft, the KC‑46A tanker and A330 Multi-Role Tanker Transport, the NH90 helicopter, the M‑346 and Hawk lead-in fighter trainers, the S‑70 and H‑60 helicopter variants, the CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Thus far, while in some markets these platforms are not completely immune to pressures, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). In the U.S., planned cuts as part of the proposed fiscal 2013 budget have not materially impacted programs where we have a strong position, and we do not anticipate major impacts to programs such as the MH-60S/R, C-130J, P-8A, and others. The USAF’s proposed cancellation of the C‑130 Avionics Modernization Program (AMP) in its current state is the one program potentially impacting CAE in the short-term, but this is not one of CAE USA’s largest programs and would have minimal impact on our outlook. Our overall positive long-term outlook is supported by the expectation that aircraft types such as the C-130J and H-60 helicopters, which serve critical military as well as humanitarian roles, will continue to be in demand globally. These platforms are comprised of newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade.

Value of simulation-based training

Industry research studies suggest that simulation-based solutions will be well placed to address some of the budget challenges facing defence operators. For example, a market research study conducted by Aerospace and Defence Media (ASD) in calendar 2012 estimates that military pilot training done in simulators will increase from an estimated 50% in 2011 to 80% by 2021. We view ourselves as fundamentally being part of the solution to achieving lower training costs while maintaining or improving readiness. To date, we have seen some of our defence customers move to increase their use of simulation-based training in an effort to achieve operational savings, and we expect this kind of activity to continue over the long term, even as force structures contract in some countries. The heads of defence forces and governments have expressed their explicit desire to move more training hours from actual weapon systems platforms to simulators as a means of achieving recurring savings. In the near term, though, the urgency of budget reductions has meant that the first priority for defence forces is finding areas to cut and then secondly, to look for ways to save going forward, which we believe will lead to increased use of simulation. We also continue to pursue new growth opportunities by expanding our core capabilities to other defence domains such as land vehicles, unmanned aerial systems and professional services.

Market drivers and our position

We believe that we are uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. Demand for our products and services should be driven by the:

•          Explicit desire of governments and defence forces to increase the use of modeling and simulation;

•          Growing demand for our specialized modeling and simulation-based products and services;

•          High cost of operating live assets for training which leads to more use of simulation;

•          Current and future nature of warfare requires joint forces training and mission rehearsal;

•          Growing demand for traditional home station training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence, therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2013 budget proposal, USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training”, aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon and has won the U.S. Air Force contract for new air refueling tankers, NH Industries is delivering the NH90 helicopter, Airbus Military is aggressively marketing the A330 MRTT, A400M and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C‑130J aircraft, Alenia Aermacchi is successfully marketing the M‑346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC is being used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

Trend towards outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. We have participated in contracts of this nature in Canada, Germany, Australia, the U.K., Brunei and the U.S. In fiscal 2011, we announced that CAE USA was awarded an expected ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews. In Australia, we have delivered a suite of KC-30A MRTT training devices and are now providing comprehensive training services, including classroom and simulator instruction to the RAAF. Recently, we formed the MPTC with the Government of Brunei to provide long-term helicopter and fixed-wing aircraft training services to Brunei.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. As an example, during fiscal 2012 we won a contract to perform a major upgrade to the Canadian Forces’ existing CC‑130H FMS. While retiring some older model C-5’s, the USAF is also upgrading 52 legacy C‑5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re‑engining program. CAE is currently performing upgrades on the USAF’s C‑5 training devices and these upgrades will continue over the next several years. The award of the USAF KC-135 Aircrew Training System has provided us with a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The USAF, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is prompting a greater adoption of simulation-based training.

Current and future nature of warfare requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces which are driving the demand for joint and networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, as part of the C-130J Maintenance and Aircrew Training System II program with Lockheed Martin, CAE is developing C-130J weapon systems trainers for various branches of the U.S. Air Force that feature networking capabilities for distributed mission operations.

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at our MSHATF in the United Kingdom, we provide pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments.

Growing demand for traditional home station training

With the United States and allies in the process of reducing the number of troops deployed to support operations in Afghanistan and elsewhere, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Most militaries expect to rebalance the mix of live, virtual and constructive training. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

3.7           Military Contracts

The majority of CAE’s contract revenue in our SP/M and TS/M segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of R&D costs, representation expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to ensure that CAE has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically:

•          The contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

•          The government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

•          The contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

3.8           New Core Markets

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound simulators combine e-learning, a mannequin and real time 3D animated display that allows students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions which maximize time available for student-learning through remote delivery of content and allows for self‑guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

Following the acquisition of Medical Education Technologies, Inc. (METI) during the second quarter of fiscal 2012, CAE Healthcare has now become a leader in simulation-based technology for healthcare. METI is a worldwide leader in medical simulation technologies and education software with over 6,000 simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of more than 40 distributors in 40 countries.

Market trends and outlook

The Healthcare simulation-based market is today focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and ranges from about $750 million to upward of $1 billion. Of that, approximately $150 million is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 793,000 physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

•          Use of patient simulators;

•          Increased adoption of minimally-invasive surgery;

•          Advances in imaging technology applications in healthcare;

•          Increasing healthcare costs;

•          Service provider shortages.

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care or family medicine physicians and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new Registered Nurses (RNs) by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed and launched in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

•          Industry skills shortages due to rapid expansion in new mines;

•          Health and safety priority;

•          Greater need for operational efficiency to optimize yields from currently operating mines;

•          Declining grades and higher energy consumption resulting in increased cost of extraction;

•          Continuation of activity in exploration and mining due to continued strong demand for commodities.

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. BHP Billiton estimates the resources industry in Australia alone will need more than 150,000 extra workers across a variety of disciplines over the next five years. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years the average grade of ore bodies in some mining regions of the world has halved, while the waste removed to access the minerals has more than doubled. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Continuation of activity in exploration and mining due to continued strong demand for commodities

Commodity prices are driven by supply and demand. While commodity prices are off their peaks, they remain at historically high prices and demand remains strong. Increased consumerism and urbanization in emerging markets are fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal, although economic conditions in the U.S. and Europe are dampening growth in mature markets.

4.             RISK FACTORS

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

4.1           Risks relating to the industry

4.1.1            Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us with respect to training, update and maintenance services related to Boeing aircraft simulators. Boeing has a licencing model for new Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

Some OEMs may be interested in deepening their services offered to their customers for training services. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator based on that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. Some OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, sometimes being able to replicate aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for some OEMs. To mitigate the foregoing risks, we work on value-added business propositions to various OEMs. We have recently, as announced in fiscal 2012, extended our business relationships with OEMs such as Augusta Westland, Bombardier, Bell Helicopter and others. We also regularly work with other OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Periods of economic recession or credit constraints for civil market products lead to heightened competition for each available civil aircraft simulator sale. This in turn leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

4.1.2            Level and timing of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2012, for example, sales by the SP/M and TS/M segments accounted for 49% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. We are experiencing longer and delayed procurement processes in mature markets, such as the U.S. and Europe, which impacts the timing of contract awards and results in delayed recognition of revenue.

4.1.3            Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

4.1.4            Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

4.1.5            Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

4.1.6            Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

4.2           Risks relating to the Company

4.2.1            Product evolution

The civil aviation and military markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

4.2.2            Research and development activities

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through Investissements Québec (IQ) and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

4.2.3            Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

4.2.4            Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

4.2.5            Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

4.2.6            Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

4.2.7            Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

4.2.8            Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

4.2.9            Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

4.2.10         Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

4.2.11         Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

•          Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

•          Our pilot provisioning;

•          Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

4.2.12         Integration of businesses acquired

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

4.2.13         Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare and mining.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for CAE to develop material revenues in these new business areas over the long term.

4.2.14         Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

4.2.15         Reliance on technology

We depend on information technology networks and systems to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure or breach of data security could disrupt our operations, cause the loss of business information, compromise confidential information, require significant management attention and resources and could have a material adverse effect on our operations, reputation and financial performance. We have in place security controls, policy enforcement mechanisms and monitoring systems in order to address potential threats.

4.2.16         Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

4.3           Risks relating to the market

4.3.1            Foreign exchange

Our operations are global with nearly 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 38% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations, mainly Military and Civil training and services, are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face unhedged currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes. Devaluation of foreign currencies against the Canadian dollar, for example volatility in the Euro currency as a result of European economic austerity measures and credit market conditions, would have a negative translation impact.

4.3.2            Availability of capital

Our main credit facility, which was refinanced in April 2011, is up for renewal in April 2015. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available

4.3.3            Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

4.3.4            Doing business in foreign countries

We have operations in over 25 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 55% of revenue in fiscal 2012. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

•          Change in laws and regulations;

•          Tariffs, embargoes, controls and other restrictions;

•          General changes in economic and geopolitical conditions;

•          Complexity and risks of using foreign representatives and consultants.

5.             DIVIDENDS

CAE is paying a quarterly dividend of $0.04 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the Directors may deem relevant.  CAE’s contracts with Industry Canada (IC) prohibit the payment of a dividend if such payment would prevent payment to IC of a royalty owed under the contracts.

CAE’s Dividend Reinvestment Plan provides that Canadian resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. Currently, CAE offers a 2% discount on shares acquired through the Dividend Reinvestment Plan; this is subject to change and the plan terms should be consulted.  During fiscal 2010, 2011 and 2012, CAE issued 43,331, 52,912 and 762,041 common shares, respectively, as stock dividends.

6.             DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2012 and May 31, 2012 respectively, 258,266,295 and 258,429,144 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

7.             MARKET FOR SECURITIES

The outstanding common shares of CAE are listed and posted for trading on The Toronto Stock Exchange and on the New York Stock Exchange under the symbol CAE.

7.1           Trading Price and Volume

CAE Inc. TSX Share Price Information - FY2012
Month	Max.	Min.	Total Volume
April-11	$13.00	$12.25	11,158,499
May-11	$13.08	$12.31	9,655,694
June-11	$13.09	$11.94	11,116,974
July-11	$13.05	$12.06	11,076,072
August-11	$12.54	$9.65	18,545,753
September-11	$10.78	$9.34	12,554,982
October-11	$11.18	$9.03	14,599,896
November-11	$10.83	$9.18	11,994,725
December-11	$10.30	$9.40	10,451,218
January-12	$11.24	$9.90	8,523,529
February-12	$11.19	$10.40	9,590,707
March-12	$10.98	$9.85	8,524,880
NYSE Share Price Information - FY2012
Month	Max.	Min.	Total Volume
April-11	$13.64	$12.74	420,792
May-11	$13.54	$12.59	454,867
June-11	$13.50	$12.16	597,231
July-11	$13.62	$12.59	458,613
August-11	$13.31	$9.75	1,176,852
September-11	$11.05	$9.31	759,883
October-11	$11.20	$8.50	594,302
November-11	$10.67	$8.79	654,210
December-11	$10.19	$9.15	623,060
January-12	$11.25	$9.80	407,089
February-12	$11.20	$10.42	397,597
March-12	$11.06	$9.85	410,620

8.             DIRECTORS AND OFFICERS

The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below. More information concerning CAE’s Directors may be found in the Management Proxy Circular dated June 14, 2012, in connection with our Annual and Special Meeting of Shareholders to be held on August 9, 2012.  In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Corporate Governance Committee, the Human Resources Committee and the Executive Committee.

8.1           Name and Occupation

Directors

Name and Municipality of Residence and Year First Became a Director	Principal Occupation
Brian E. Barents Andover, Kansas, USA (2005)

Brian E. Barents is a Director of Kaman Corporation, Aerion Corporation, The NORDAM Group, Inc. and Hawker Beechcraft Corporation. A former Air National Guard Brigadier General and still an active pilot, Mr. Barents was the President, CEO and co-founder of Galaxy Aerospace Company, LP from 1997-2001 and before that President and CEO of Learjet, Inc. from 1989-1996. Mr. Barents is a member of the Human Resources Committee.

John A. (Ian) Craig Ottawa, Ontario, Canada (2000)

John A. (Ian) Craig is President of Lanzsmirn Investments, an independent investment company, Vice Chairman of the Board of the University of Ottawa Heart Institute, as well as a Director of Arris Group Inc. He previously held a number of positions in Canada and other countries, over 33 years with Nortel Networks, including Executive Vice President and Chief Marketing Officer, and has served on a broad variety of public and private company boards. Mr. Craig is a member of the Audit Committee.

H. Garfield Emerson, Q.C. Toronto, Ontario, Canada (1992)

H. Garfield Emerson is Principal, Emerson Advisory, an independent business and financial advisory firm, and a Corporate Director. He is a Director of Canadian Tire Corporation Limited, Sentry Select Capital Corp., and Executive in Residence with the Rotman School of Management, University of Toronto, and with the Faculty of Public Affairs, Carleton University. Mr. Emerson is the past National Chair of Fasken Martineau DuMoulin LLP (2001-2006) and was previously President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, investment bankers (1990-2001), non‑executive Chairman of the Board of Rogers Communications Inc. (1993-2006), Chairman of First Calgary Petroleums Ltd. (2008), and a senior partner of Davies, Ward & Beck. He has also served as a Director of Canada Deposit Insurance Corporation, University of Toronto Asset Management Corporation, NM Rothschild & Sons Limited, Marathon Realty Company Limited, Genstar Capital Corporation, Rogers Communications Inc. and Sunnybrook Health Sciences Centre. Mr. Emerson is a member of the Corporate Governance and Audit Committees.

Hon. Michael M. Fortier, PC Town of Mount Royal, Quebec, Canada (2010)

Michael M. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chairman in October 2010. He is a Director of Aimia Inc., and serves on the Audit Committee of that Board. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Canada LLP) and a Senior Advisor to Morgan Stanley in Canada since January 2009. Between February 2006 and October 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal. Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999-2004) and then as a Managing Director with TD Securities (2004-2006). Mr. Fortier also practiced law with Ogilvy Renault LLP from 1985 to 1999 in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period. Mr. Fortier is a member of the Corporate Governance Committee.

Paul Gagné, CA Senneville, Québec, Canada (2005)

Paul Gagné is a Director and serves on the Audit Committees of the boards of Ainsworth Lumber Co. Ltd., Inmet Mining Corporation and Textron Inc., and is a Director of various private companies. Mr. Gagné is also the Chairman of Wajax Corporation. The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE’s Audit Committee. Mr. Gagné worked with Avenor Inc. from 1976 to 1997, last serving as its Chief Executive Officer. In 1998, he joined Kruger Inc., where he served as Consultant in Corporate Strategic Planning from 1998 to 2002. Mr. Gagné is a Canadian Chartered Accountant. Mr. Gagné is Chairman of the Audit Committee.

James F. Hankinson, CA Toronto, Ontario, Canada (1995)

James F. Hankinson is a Director of Shoppers Drug Mart Corporation. He was the President and Chief Executive Officer of Ontario Power Generation Inc. from 2005 until his retirement in 2009. He served as President and Chief Executive Officer of New Brunswick Power Corporation from 1996 to 2002. In 1973, he joined Canadian Pacific Limited and served as President and Chief Operating Officer from 1990 to 1995. Mr. Hankinson is Chairman of the Corporate Governance Committee.

E. Randolph (Randy) Jayne II Webster Groves, Missouri, USA (2001)

E. Randolph (Randy) Jayne is the Managing Partner of Heidrick & Struggles International, Inc.’s Global Aerospace, Defense, and Aviation Practice. Mr. Jayne was formerly President of NASDAQ-listed Insituform Technologies Inc., and the President of McDonnell Douglas Missile Systems Company (a builder of fighter aircraft, cruise missiles, training and spacecraft). He is chairman of the U.S.’s Institute for Defense Analysis Governance Committee, and has written extensively on board governance matters. Mr. Jayne is a member of the Corporate Governance Committee.

Robert Lacroix, Ph.D., CM, OQ, FRSC Montréal, Québec, Canada (2005)

Robert Lacroix holds a Ph.D in Economics, has been a Professor in the Department of Economics at the Université de Montréal since 1970, and Professor emeritus  since 2006. He has served as Chairman of that Department and Director of the Centre for Research and Development in Economics (CRDE) and was Rector (President) of the Université de Montréal from 1998-2005. Dr. Lacroix is also member of the Board of the Trudeau Foundation and a member of the National Statistics Council of Canada. He is also a Director of Pomerleau Inc. and Le Groupe Jean Coutu (PJC) Inc. Dr. Lacroix is a member of the Corporate Governance Committee.

Hon. John P. Manley, P.C., O.C. Ottawa, Ontario, Canada (2008)

John P. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. From 2004-2009 he was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993 as Minister of Industry, Minister of Foreign Affairs, Minister of Finance, and Deputy Prime Minister. Mr. Manley is a Director of Canadian Pacific Railway Limited, Canadian Imperial Bank of Commerce, Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Directors of the Institute for Research on Public Policy of the Conference Board of Canada, and of the Advisory Board of Canada 2020, as well as Chair of the Advisory board of directors of the University of Toronto Munk School of Global Affairs. In 2008, Mr. Manley served as Chair of the Independent Panel on Canada’s Future Role in Afghanistan. Mr. Manley is a member of the Audit Committee and a member of the Human Resources Committee.

Marc Parent Lorraine, Québec, Canada (2008)

Marc Parent has been the CEO of CAE Inc. since October 2009. He joined the Corporation in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 25 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chairman of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and also of Montreal Aéro (Quebec’s aerospace cluster).

General Peter J. Schoomaker, USA (Ret.) Tampa, Florida, USA (2009)

General Schoomaker is a consultant on defence matters. He is a former four-star U.S. Army general who was recalled from retirement to active duty as the 35th Chief of Staff, Army and a member of the U.S. Joint Chiefs of Staff from 2003 until 2007. Prior to his first retirement, he served as the Commander‑in‑Chief, U.S. Special Operations Command from 1997 to 2000. He was the owner/president of Quiet Pros, Inc. (defence consulting) from 2000 to 2003. General Schoomaker spent over 35 years in a variety of command and staff assignments with both conventional and special operations forces. General Schoomaker is a Director of Aeroflex Incorporated, as well as several private and non-profit companies, the Special Operations Warrior Foundation, and was a Director of CAE USA Inc. (from November, 2007 to February, 2009). General Schoomaker is a member of the Human Resources Committee.

Katharine B. Stevenson Toronto, Ontario, Canada (2007)

Katharine B. Stevenson is a corporate Director. She is former Treasurer of Nortel Networks, Inc. Prior to joining Nortel Networks, she was a Vice President of J.P. Morgan Chase & Company, Inc. Ms. Stevenson serves as Director on the board of Canadian Imperial Bank of Commerce and on its Risk Management Committee. She is also a Director of Valeant Phamaceuticals International, Inc. (serving on its Audit & Risk and Transactions & Finance Committees), and of Open Text Corporation (serving on its Audit Committee). In addition, she served as the Chairperson of OSI Pharmaceuticals, Inc.’s Audit Committee until the sale of the company. Ms. Stevenson is a Governor and past Chair of The Bishop Strachan School and Vice Chairman of the board of University of Guelph as wekk as Chair of their Finance Committee). She is certified with the professional designation ICD.D granted by the Institute of Corporate Directors (ICD).  Ms. Stevenson is a member of the Audit Committee.

Lawrence N. Stevenson Toronto, Ontario, Canada (1998)

Lawrence N. Stevenson is Managing Director of Callisto Capital, a Toronto-based private equity firm which he joined in 2006. He is a Director of SNC-Lavalin Group Inc. and chairs its Human Resource Committee. He was the CEO of Pep Boys Inc., an automotive retail and service company based in Philadelphia from 2003 until 2006. Prior to that he was the founder and CEO of Chapters, Canada’s largest book retailer. He started his business career with Bain & Company in London and left as the Managing Director of Bain & Company Canada. Mr. Stevenson has served on numerous public company Boards including Oshawa Food Group, Sobeys, Forzani, Chapters, and Pep Boys. Mr. Stevenson is Chairman of the Human Resources Committee.

Lynton R. Wilson, O.C. Oakville, Ontario, Canada (1997)

Lynton R. Wilson is Chairman of the Board of CAE, Chairman of the Mercedes-Benz Canadian Advisory Council, and a Director (Supervisory Board) of Daimler AG. He has served as Deputy Minister of Industry and Tourism for the Government of Ontario (1978-1981), President, CEO and Chairman of Redpath Industries Ltd. (1981-1989), Vice Chairman of the Bank of Nova Scotia (1989-1990), and President, CEO and Chairman of BCE Inc. (1990-2000). Mr. Wilson was Chairman of the Board of Nortel Networks Corporation from 2001 to 2005. He also serves as Chancellor of McMaster University.

Officers

Name and Municipality of Residence and Office held with CAE	Principal Occupation[1]
Jeffrey G. Roberts Hudson, Québec, Canada	Group President, Civil Simulation Products, Training and Services of CAE, with CAE since 2002.

Gennaro (Gene) A. Colabatistto Great Falls, Virginia, United States

Group President, Military Simulation Products, Training and Services of CAE, with CAE since 2012; formerly Senior Vice President, Program Development for the Intelligence, Surveillance and Reconnaissance Group at Science Applications International Corporation (2008 – 2012) and before that President of Olive Group North America).

Stéphane Lefebvre, CPA & CA Town of Mount-Royal, Québec, Canada	Vice President, Finance and Chief Financial Officer, with CAE since 1997; formerly Vice President Finance, Military Simulation and Training (2005-2011).

Hartland J.A. Paterson Westmount, Québec, Canada	Vice President, Legal, General Counsel and Corporate Secretary, with CAE since 2001.
Sonya Branco, CA Montreal, Québec, Canada

Vice President and Corporate Controller (2011 to present); formerly Director Planning and Forecasting (2008-2011) and prior to that, Associate Director Mergers and Acquisitions at BCE Inc. (2007-2008).

Eric Bussieres Lachine, Québec, Canada	Treasurer and Vice-President Finance, Civil, with CAE since 2006; formerly Vice President Finance, Civil (2006-2011).
Nick Leontidis Ile-Bizard, Québec, Canada	Executive Vice-President, Strategy and Business Development (2009 to present), Executive Vice President Sales, Marketing and Business Development - Civil Training and Services (2005-2009).
Bernard Cormier Wolfville, Nova Scotia, Canada	Vice-President, Human Resources since July 2010. Formerly Vice-President Human Resources at Home Depot Canada and Asia (2004-2008), and Vice-President Human Resources at Molson Inc. (2001-2004).

1   Where the date 2007 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The Directors and senior officers of CAE as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over 2,556,844 common shares which represent 0.99% of CAE's outstanding common shares.

8.2           Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below.

Mr. Barents was a directors of Hawker Beechcraft Corporation when it filed, on May 3, 2012, voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

From May 31, 2004 until on or about June 21, 2005, certain Directors, senior officers and certain current and former employees of Nortel Networks Corporation (“Nortel”) and Nortel Networks Limited (“NNL”), including Messrs. Manley and Wilson as directors, were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (“OSC”), the Autorité des marchés financiers (“AMF”) and certain other provincial securities regulators (collectively, the “Regulators”) in connection with the delay in the filing of certain of their financial statements.  The Regulators issued a further management cease trade order on April 10, 2006 in connection with the delay in filing certain 2005 financial statements prohibiting certain Directors, senior officers and certain current and former employees, including Messrs. Manley and Wilson as directors, from trading in securities of Nortel and NNL.  Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006 and June 9, 2006, respectively, following which the other Regulators lifted their cease trade orders.

Mr. Manley was a Director of Nortel and NNL when Nortel and NNL were granted creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) on January 14, 2009, and under other similar bankruptcy legislation in the U.S. and other jurisdictions.

Mr. Gagné resigned as Director of Gemofor Inc., a privately held manufacturer of sawmill equipment, in November 2006. Within a year of his resignation Gemofor Inc. filed for bankruptcy. Also, Mr. Gagné was a Director of Fraser Papers Inc. (“Fraser”) from April 2004 through February 2011.  In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act (CCAA), and under other similar bankruptcy legislation in the U.S.  As part of its restructuring, Fraser sold all of its productive assets and distributed the proceeds from the sale of those assets pursuant to a Consolidated Plan of Compromise and Arrangement which was approved by the courts in February 2011.  Fraser’s common shares were suspended from trading on the TSX on June 23, 2009.  On March 10, 2011, the OSC issued a cease trade order against Fraser.

Mr. Craig was a Director of Bell Canada International Inc. when it filed for court-supervised liquidation under the CCAA  in 2003.  Mr. Craig remained as one of two independent Directors to oversee the company from 2003 to 2007 when it was finally liquidated.

9.             TRANSFER AGENTS AND REGISTRARS

CAE only has common shares issued.  CAE’s transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

10.           AUDIT COMMITTEE

10.1        Mandate

The mandate of CAE’s Audit Committee is as set out in Schedule B hereto.

10.2        Membership

The members of CAE’s Board of Directors’ Audit Committee are:

                Mr. Paul Gagné (chair)

Mr. John A. (Ian) Craig

Mr. H. Garfield Emerson

Mr. John P. Manley

Mrs. Katharine B. Stevenson

Each of these members is independent and financially literate.

Mr. Gagné is a chartered accountant. In addition to his current activities set out in the Directors’ table above, he also serves on the Audit Committees of the Boards of Directors of Inmet Mining Corporation, Ainsworth Lumber Co. Ltd. and Textron Inc.  The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve as Chairman of CAE’s Audit Committee.

Mr. Craig has extensive board experience. He is also member of the Audit Committee of ARRIS Group Inc.

Mr. Emerson has extensive board experience, including past service as chairman or member of several public company Audit Committees.

Mr. Manley has extensive board and financial experience, including holding several senior portfolios in the Canadian federal government, serving as Minister of Finance, Minister of Industry, Minister of Foreign Affairs and Deputy Prime Minister.

Ms. Stevenson has extensive financial and accounting experience, including from her services as Treasurer of Nortel Networks Corporation, as Vice President, Corporate Finance with J.P. Morgan Chase & Co., a global financial services firm based primarily in New York, and as former chair of the Audit Committee of OSI Pharmaceuticals, Inc. She also serves on the Audit Committee of Open Text Corporation, the Audit & Risk Committee of Valeant Pharmaceuticals International Inc. and the Risk Management Committee of Canadian Imperial Bank of Commerce.

11.            Approval of Services

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor.  The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (“PwC”), CAE’s auditor, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE.

The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal years for the various categories of services (generic description only).

FEE TYPE	2012	2011
	($ MILLIONS)
1. Audit services	2.5	2.6
2. Audit-related services	0.3	0.5
3. Tax services	0.3	0.5
Total	3.1	3.6

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.

Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, translation and other miscellaneous accounting-related services.

Tax fees are related to tax compliance support.

12.           ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 14, 2012, in connection with CAE's Annual and Special Meeting of Shareholders to be held on August 9, 2012. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Report to the shareholders for the financial year ended March 31, 2012.  A copy of such documents may be obtained from the Vice President, Global Communications or the Secretary of CAE upon request, or are available online at www.sedar.com, as well as CAE’s website at www.cae.com.

In addition, CAE will provide to any person or company, upon request to the Vice President, Global Communications or the Secretary of CAE, the documents specified below:

(a)   When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

        (i)      one copy of CAE’s annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

        (ii)     one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;

        (iii)    one copy of the information circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and

        (iv)     one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)   At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY

For the purposes of this Annual Information Form, the following terms have the meanings set out below:

“AIF” means the Annual Information Form

“Annual Report” means the Annual Report to Shareholders for the year ended March 31, 2012

“C4ISR” means  Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance

“CBCA” means the Canada Business Corporations Act

“CCAA” means the Companies’ Creditors Arrangement Act

“CE/CDB” means CAE’s Common Environment/Common Data Base

“COMAC” means Commercial Aircraft Corporation of China, Ltd

“Company” or “CAE” means CAE Inc.

“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2012, and the notes thereto

“FFS” means full-flight simulators

“FMS” means full-mission simulators

“FTD” means flight training devices

“FTO” means a flight training organization

“FY2012” means fiscal 2012

“HATSOFF” refers to CAE’s joint venture called the Helicopter Academy to Train by Simulation of Flying

“HAL” refers to Hindustan Aeronautics Limited

“ICAO” means the International Civil Aviation Organization

“MD&A” means CAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

“MPL” means the CAE Multi-crew Pilot License

“MSHATF” means CAE’s Medium Support Helicopter Aircrew Training Facility in the U.K.

“OEM” means the original equipment manufacturer

“OTSP” means Canada’s Operational Training Systems Provider program for flight and related training

“PwC” means PricewaterhouseCoopers LLP

“RAAF” means the Royal Australian Air Force

“RPK” means revenue passenger kilometers

“RSEU” means revenue simulator equivalent units

“SADI” means Canada’s Strategic Aerospace and Defence Initiative

“SP/C” means Simulation Products/Civil

“SP/M” means Simulation Products/Military

“TS/C” means Training & Services/Civil

“TS/M” means Training & Services/Military

“UAS” means unmanned aerial systems

SCHEDULE A – SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of CAE as at March 31, 2012.  All companies are wholly owned except as noted.

Name of Subsidiary	Jurisdiction of Incorporation
Canada
7320701 Canada Inc. ..............................................................................................................	Canada
BGT BioGraphic Technologies Inc.........................................................................................	Canada
CAE Flightscape Incorporated................................................................................................	Ontario
CAE Healthcare Inc. .................................................................................................................	Canada
CAE International Holdings Limited .....................................................................................	Canada
CAE Machinery Ltd. ..................................................................................................................	British Columbia
CAE Mining Canada Inc. .........................................................................................................	Canada
CAE Mining Holding Inc. ..........................................................................................................	Canada
CAE Professional Services (Canada) Inc.............................................................................	Canada
CAE Railway Ltd. ......................................................................................................................	Canada
CAE Services (Canada) Inc.....................................................................................................	Canada
CAE Simulator Services Inc. ...................................................................................................	Québec
CAE Wood Products G.P. [1] ....................................................................................................	Québec
Flight Simulator-Capital L.P. [2] ...............................................................................................	Quebec
Flight Simulator Capital Management Inc............................................................................	Quebec
ICCU Imaging Inc. ....................................................................................................................	Quebec
Presagis Canada Inc. ..............................................................................................................	Canada

United States
CAE (US) Inc. .............................................................................................................................	Delaware
CAE (US) LLC............................................................................................................................	Delaware
CAE Civil Aviation Training Solutions Inc..............................................................................	Florida
CAE Delaware Buyco Inc. Dela	Delaware
CAE Flight Solutions USA Inc. ................................................................................................	Delaware
CAE Global Academy Phoenix Inc. ........................................................................................	Arizona
CAE Healthcare, Inc. ................................................................................................................	Delaware
CAE North East Training Inc....................................................................................................	Delaware
CAE SimuFlite Inc......................................................................................................................	Texas
CAE USA Inc...............................................................................................................................	Delaware
Datamine North America, Inc. ................................................................................................	Colorado
Embraer CAE Training Services, LLC. (49%)......................................................................	Delaware
Engenuity Holdings (USA) Inc. ...............................................................................................	Delaware
KVDB Flight Training Services, Inc. (49%)............................................................................	Arizona
Presagis USA Inc. ....................................................................................................................	California
Rotorsim USA LLC. ..................................................................................................................	Delaware

Europe
ARGE Rheinmetall Defence ElectronicsGmbh/CAE Elektronik GmbH (50%) [3] ...........	Germany
Backairn Limited........................................................................................................................	United Kingdom
B.V. Nationale Luchtvaartschool.............................................................................................	Netherlands
CAE Aircrew Training Services plc (78%).............................................................................	United Kingdom
CAE Aviation Training B.V........................................................................................................	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH .....................................................................	Germany
CAE Center Amsterdam B.V....................................................................................................	Netherlands
CAE Center Brussels N.V........................................................................................................	Belgium
CAE Datamine International Limited.....................................................................................	United Kingdom
CAE Elektronik GmbH .............................................................................................................	Germany
CAE Engineering Korlátolt Felelősségű Társaság ...........................................................	Hungary
CAE Euroco S.à.r.l. ...................................................................................................................	Luxembourg
CAE Global Academy Évora, SA.............................................................................................	Portugal
CAE Healthcare KFT ................................................................................................................	Hungary
CAE Holdings BV.......................................................................................................................	Netherlands
CAE Holdings Limited..............................................................................................................	United Kingdom
CAE International Capital Management Hungary LLC.......................................................	Hungary
CAE Investments S.àr.l.............................................................................................................	Luxembourg
CAE Management Luxembourg S.àr.l...................................................................................	Luxembourg
CAE Mining Corporate Limited ..............................................................................................	United Kingdom
CAE Mining Software Limited .................................................................................................	United Kingdom
CAE Services GmbH.................................................................................................................	Germany
CAE Services Italia, S.r.l...........................................................................................................	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L. ....................................	Spain
CAE STS Limited.......................................................................................................................	United Kingdom
CAE Training Aircraft B.V..........................................................................................................	Netherlands
CAE Training Norway AS..........................................................................................................	Norway
CAE (UK) plc...............................................................................................................................	United Kingdom
CAE Verwaltungsgesellschaft mbH......................................................................................	Germany
CVS Leasing Limited (13.39%)..............................................................................................	United Kingdom
Embraer CAE Training Services (UK) Limited (49%).........................................................	United Kingdom
Eurofighter Simulation Systems GmbH (12%) ...................................................................	Germany
Helicopter Training Media International GmbH (50%).......................................................	Germany
HFTS Helicopter Flight Training Services GmbH (25%)....................................................	Germany
Invertron Simulators plc...........................................................................................................	United Kingdom
Landmark Operations Limited................................................................................................	United Kingdom
Landmark Training Limited.....................................................................................................	United Kingdom
METI Germany KFT ..................................................................................................................	Germany
Mineral Industries Computing Limited..................................................................................	United Kingdom
Presagis Europe (S.A.) ............................................................................................................	France
Rotorsim s.r.l. (50%).................................................................................................................	Italy
Sabena Flight Academy NV ....................................................................................................	Belgium
Servicios de Instrucción de Vuelo, S.L. (80%).....................................................................	Spain
Simubel N.V. (a CAE Aviation Training Company)..............................................................	Belgium
SIV Ops Training, S.L................................................................................................................	Spain
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)........................................................	Germany

Other
Asian Aviation Centre of Excellence (Singapore) Pte Ltd. ................................................	Singapore
Asian Aviation Centre of Excellence Sdn.Bhd. (50%) ........................................................	Malaysia
CAE Australia Pty Ltd................................................................................................................	Australia
CAE Aviation Training Chile Limitada [4] ................................................................................	Chile
CAE Aviation Training International Ltd.................................................................................	Mauritius
CAE Aviation Training Peru S.A. .............................................................................................	Peru
CAE China Support Services Company Limited ................................................................	China
CAE Datamine Australia Pty Ltd. ...........................................................................................	Australia
CAE Datamine Chile SA ..........................................................................................................	Chile
CAE Datamine Peru S.A. .........................................................................................................	Peru
CAE Dubai LLC (49%)..............................................................................................................	Dubai
CAE Flight & Simulator Services Sdn. Bhd. .........................................................................	Malaysia
CAE Flight Training (India) Private Limited (50%)...............................................................	India
CAE Flight Training Center Mexico, S.A. de C.V. .................................................................	Mexico
CAE India Private Limited (76%)............................................................................................	India
CAE Japan Flight Training Inc. (51%) J	Japan
CAE Labuan Inc. .......................................................................................................................	Malaysia
CAE Middle East Holdings Limited (50%) ...........................................................................	Dubai
CAE Mining Africa (Pty) Ltd. .....................................................................................................	South Africa
CAE Mining Brasil Soluçoes em Tecnologia Ltda. ............................................................	Brazil
CAE Professional Services Australia Pty Ltd. .....................................................................	Australia
CAE Simulation Technologies Private Limited....................................................................	India
CAE Simulation Training Private Limited (50%)..................................................................	India
CAE Singapore (S.E.A.) Pte Ltd. ............................................................................................	Singapore
CAE South America Flight Training do Brasil Ltda.............................................................	Brazil
CAE-LIDER Training Do Brasil Ltda. (50%).........................................................................	Brazil
China Southern West Australia Flying College Pty Ltd (47%)..........................................	Australia
Emirates-CAE Flight Training (L.L.C.) (49%).......................................................................	Dubai
Flight Training Device (Mauritius) Limited............................................................................	Mauritius
HATSOFF Helicopter Training Private Limited (50%).........................................................	India
International Flight School (Mauritius) Ltd. ..........................................................................	Mauritius
Kestrel Technologies Pte Ltd. ................................................................................................	Singapore
National Flying Training Institute Private Limited (51%) ...................................................	India
Philippine Academy for Aviation Training, Inc. (39%).........................................................	Philippines
Sabena Flight Academy – Africa (34%) Came	Cameroun
Simulator Servicios Mexico, S.A. de C.V. ..............................................................................	Mexico
Zhuhai Free Trade Zone Xiang Yi Aviation Technology Company Limited....................	China
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)........................................	China

[1] Partnership

[2] Partnership

[3] Partnership

[4]   Partnership

DISCONTINUED OR INACTIVE

Name of Subsidiary	Jurisdiction of Incorporation
CAE Beteiligungsgesellschaft mbH......................................................................................	Germany
CAE Screenplates SA...............................................................................................................	France
Extend Inc. ..................................................................................................................................	Utah
ISDAT Simulation SDN BHD (20%).......................................................................................	Malaysia

SCHEDULE B – AUDIT COMMITTEE MANDATE

cae inc.

Membership and Responsibilities of

the Audit Committee of the Board of Directors

1.              Role and Membership

The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.

The Committee shall consist of three to five directors (one of whom shall be the Chairman of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements.  Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the audit committee. One member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board. If the designated Chairman of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chairman for that meeting.

A majority of members of the Committee shall constitute a quorum.

2.              Responsibilities

Work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

3.              Review of Audited Financial Statements

3.1           Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

•            Review the appropriateness of and any changes to the underlying accounting principles and practices.

•            Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives.

•            Review financial risks, uncertainties, commitments and contingent liabilities and discuss policies with respect to financial risk assessment.

•            Oversee the existence and effectiveness of CAE’s group-wide risk management program and any audit steps adopted to address material control deficiencies.

•            Review the annual audited financial statements and actuarial valuation reports, if any, for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, U.S. 401(K) Retirement Savings Plans and other material pension plans of the Company and its subsidiaries.

4.             Engagement of External Auditors

4.1           Recommend to the Board of Directors the appointment of the external independent auditor, which shall be accountable to the Board and the audit committee as representatives of the shareholders.

4.2           Review and approval of engagement letter. As part of this review the committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee is responsible for the oversight of the work of the Company’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee. The Committee shall pre-approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as amended from time to time.

4.3           Receipt of a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and CAE that may impact the objectivity and independence of the auditor. Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other regulatory guidelines, or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence. Review and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of CAE.

5.              Review and Discussion with External Auditors

5.1           Review with the external auditors and management the annual external audit plans and agenda which would include objectives, scope, risks assessments, timing, materiality level and fee estimate.

5.2           Request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control over financial reporting and corresponding management responses.

5.3           Request and review an annual report prepared by the external auditors regarding the auditor’s internal quality-control procedures, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.

5.4           Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, (ii) alternative treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditor and management, including the management letter and schedule of unadjusted differences.

5.5           Meet to review and discuss with the external auditors the annual audited financial statements and quarterly financial statements, including disclosures in management discussion and analysis.

5.6           Meet separately, quarterly, with the external auditors (including the lead partner).

5.7           Make specific and direct inquiry of the external auditors’ work relating to:

•        Performance of management involved in the preparation of financial statements.

•        Any restrictions on the scope of audit work.

•        The level of cooperation received in the performance of the audit.

•        The effectiveness of the work of internal audit.

•        Any unresolved material differences of opinion or disputes between management and the external auditors, and be directly responsible for overseeing the resolution of disagreements between management and the external auditors regarding financial reporting.

•        Any transactions or activities which may be illegal or unethical.

•        Independence of the external auditor including the nature and fees of non-audit services performed by external audit firm and its affiliates.

•            Any other matter so desired.

5.8           Provide evaluation and regular feedback.

6.              Review and Discussion with Internal Auditors

6.1           Review the annual internal audit plan including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget.

6.2           Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

6.3           Set and communicate to the director of internal audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.

6.4           Meet separately, regularly, with the director of internal audit.

6.5           Make specific and direct inquiry of the internal auditors’ work relating to:

•            Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses.

•            The level of independence of internal audit.

•            Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

•            Any other matter so desired.

6.6           Actively participate in discussing goals and evaluating the performance of the director of internal audit and conduct annual evaluations of the internal audit department. Review and advise on the selection and removal of the director of internal audit.

7.              Review and Discussion with Management

7.1           Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).

7.2           Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements.

7.3           Discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

7.4           Review with management the annual performance of external and internal audit and respond to results thereof.

8.             Review and Discussion with the Human Resources Committee

8.1           At least annually meet with the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

8.2           Work with the HR Committee to consider the incentive structure and whether it contributes to increased fraud or other risks.

9.              Review of Public Disclosure Documents

9.1           Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release. Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors. Discuss CAE’s financial information and earnings guidance, if any, provided to analysts and rating agencies.

9.2           Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

9.3           Prepare/review such reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure document of the Company.

9.4           The Committee shall review and approve the procedures set out in the Company’s Corporate Communications & Disclosure Policy and will annually verify that adequate procedures exist within the Company for the review of its disclosure of financial information derived from its financial statements.

10.           Ethical compliance, Legal compliance and Risk Management

10.1        Oversee, review, and annually update the Company’s code of business conduct and the company’s system to monitor compliance with and enforce this code.

10.2        Review, with the Company’s general counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

10.3        Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, and the Company’s major financial risk exposures and the steps management has undertaken to control them. Review and assess the overall Company risk management process, appropriate controls, antifraud and ethics and compliance programs and provide input to management’s guidelines and policies addressing same. Annually reassess the list of top risks and oversee the management approach for mitigation.

11.            Other Responsibilities

11.1        The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

12.            Meetings

12.1        The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

13.            Engagement of Professional Services

13.1        The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

14.            Handling of Complaints

14.1        The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15.            Annual Review

15.1        The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes to its processes, procedures and agendas, as well as this charter.

15.2        The Committee shall also perform an annual evaluation of the composition (including considering periodically rotating its members), independence and performance of the Committee and shall report to the Chairman of the Governance Committee of the CAE Board of Directors thereon.

16.           Orientation and Continuing Education

16.1        Identify and participate where appropriate or necessary in continuing audit committee education reading and/activities.